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                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                      No    X
                -------                                 -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: December 22, 2003          By /s/ Lora Ho
                                   -------------------------------
                                   Lora Ho
                                   Vice President & Chief Financial Officer

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QAContact:

JH Tzeng                             Chuck Byers            Dan Holden
TSMC Public Relations Department     TSMC North America     TSMC North America
Phone: +886-3-666-5028               Phone: 408-382-7919    Phone: 408-382-7921
Cell: +886-928-882-607               cbyers@tsmc.com        Cell: 408-910-1141
jhtzeng@tsmc.com                     ---------------        dholden@tsmc.com
----------------                                            ----------------

       TSMC Files Law Suit Against SMIC for Patent Infringement and Trade
                            Secret Misappropriation
                Permanent injunction and monetary damages sought

     Hsinchu, Taiwan, December 22, 2003 - Taiwan Semiconductor Manufacturing Company (TSMC) (TSE: 2330, NYSE: TSM), TSMC North America and WaferTech filed a complaint in the US District Court of Northern California on December 19th against Semiconductor Manufacturing International Corporation (SMIC) and SMIC Americas alleging that SMIC has infringed multiple patents and misappropriated trade secrets. The suit also asks for injunctive relief along with monetary damages.

     The complaint alleges that SMIC improperly obtained TSMC trade secrets and infringed TSMC patents. For example, the complaint states that SMIC hired over 100 TSMC employees and asked some of them to provide SMIC with TSMC's trade secrets. The suit alleges that a SMIC official asked a then-TSMC manager to obtain TSMC process information and forward it to SMIC.

     "We feel that we have no other choice than to proceed through the courts in order to protect our technology," said Dr. Dick Thurston, Vice President and General Counsel for TSMC. "It is our obligation to protect our patents and trade secrets to maintain shareholder value," Dr. Thurston explained.

                                      # # #

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company operates one advanced 300mm wafer fab, five eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at its wholly owned subsidiary, WaferTech, and its joint venture fab, SSMC. In early 2001, TSMC became the first IC manufacturer to announce a 90-nm technology alignment program with its customers. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please see http://www.tsmc.com.